Exhibit (a)(8)
FORMS OF ACKNOWLEDGEMENT OF RECEIPT OF LETTER OF
TRANSMITTAL/WITHDRAWAL FORM
ACKNOWLEDGEMENT OF LETTER OF TRANSMITTAL
     Cyberonics, Inc. (“Cyberonics”) has received your Letter of Transmittal dated                     , 2007, by which you elected to tender your Eligible Option(s) for amendment or replacement pursuant to the offer (the “Offer”) made by Cyberonics to amend or replace options as set forth in the Offer to Amend or Replace Eligible Options dated June 7, 2007.
     Should you change your mind, you may withdraw your tendered Eligible Option(s) by completing and signing a Withdrawal Form and sending it before 11:59 p.m., Central Time, on July 6, 2007 (or any extended expiration of the Offer) to Cyberonics, Inc. via (i) facsimile to facsimile number (281) 853-2503, (ii) overnight courier to Cyberonics, Inc., 100 Cyberonics Boulevard, Houston, Texas 77058, Attn: Tender Offer or (iii) email to tenderoffer@cyberonics.com. You may obtain a Withdrawal Form by contacting Tabetha L. Yllander at (281) 727-2648 or tenderoffer@cyberoncis.com. Only Withdrawal Forms that are complete, signed and actually received via facsimile, overnight courier or email by the deadline will be accepted. If you have questions concerning the submission of your form, please direct them to Tabetha L. Yllander at (281) 727-2648 or tenderoffer@cyberonics.com.
     Please note that Cyberonics’ receipt of your Letter of Transmittal is not by itself an acceptance of your Eligible Option(s) for amendment or replacement. For purposes of the Offer, Cyberonics will be deemed to have accepted all properly tendered and unwithdrawn Eligible Options as of the date when Cyberonics provides the tendering optionees with notice of its acceptance of those options. Such notice may be made by press release, email or other method of communication. Cyberonics’ formal acceptance is expected to take place shortly after the end of the Offer period.
ACKNOWLEDGEMENT OF WITHDRAWAL FORM
     Cyberonics, Inc. (“Cyberonics”) has received your Withdrawal Form dated               , 2007, by which you have withdrawn one or more Eligible Options you previously tendered for amendment or replacement pursuant to the offer (the “Offer”) set forth in the Offer to Amend or Replace Eligible Options dated June 7, 2007.
     You may re-submit any withdrawn Eligible Option for amendment or replacement pursuant to the Offer, provided you do so before the Expiration Date. If Cyberonics extends the Offer beyond the Expiration Date, you may re-submit your withdrawn Eligible Option(s) at any time until the extended expiration of the Offer. You will not be deemed to have made a proper re-submission of your withdrawn Eligible Option(s) unless you deliver, prior to the Expiration Date, a new Letter of Transmittal following the procedures described in the instructions to the Letter of Transmittal. The new Letter of Transmittal must be signed and dated after your original Letter of Transmittal and any Withdrawal Form you have submitted.
     The new Letter of Transmittal may be submitted to Cyberonics via (i) facsimile to facsimile number (281) 853-2503, (ii) overnight courier to Cyberonics, Inc., 100 Cyberonics Boulevard, Houston, Texas 77058, Attn: Tender Offer, or (iii) email at tenderoffer@cyberoncis.com. Such submission must be made before 11:59 p.m., Central Time, on July 6, 2007 (or any extended expiration of the Offer).